FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, May 8, 2019 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the first quarter of 2019. Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are treated as discontinued operations. The following comments are related to the results of continuing operations.  All comparisons are with the same period in 2018, except where stated otherwise. All comments regarding adjusted EBITDA and gross margin exclude the non-recurring effects from the periods. Comments related to net income refer to net income attributable to controlling shareholders of continuing operations. In addition, starting from 2019, results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases discounted at present value for virtually all lease agreements of our stores. Comments in this page refer to numbers before the application of IFRS 16.

1Q19 RESULTS

GPA Food

The following comments refer to numbers before the application of IFRS 16.

▪        Gross sales revenue reached R$13.8 billion in 1Q19, maintaining a strong growth pace of 12.4%;

▪        Significant growth of 15.2% in adjusted EBITDA despite the unfavorable Easter calendar, totaling R$680 million and margin reaching 5.4%, +20 basis points (bps);

▪        Net income up 41.7% in the quarter, totaling R$216 million, with net margin improving to 1.7% (+40 bps), mainly reflecting the operational growth at Assaí and Multivarejo;

▪        Solid financial structure achieved through maintenance of low level of leverage, which reached -1.12x EBITDA;

▪        Significant growth of food e-commerce, underlining the leadership position in the sector and expanding the share of sales under the Pão de Açúcar banner to over 4%;

▪        Consistent advances in Digital Transformation, with the following highlights:

(i)      Launch of the James Delivery (last miler) operations in São Paulo and expansion to 10 more cities until the end of 2019;

(ii)    Rollout of strategic partnership with Cheftime to 28 stores and an estimate to reach more than 100 store in 2Q19;

(iii)   My Discount app reached over 70% growth in downloads - more than 8.3 million - with strong growth in the penetration of loyalty programs.

(iv)   Partnership agreement with Get Ninjas and other initiatives to optimize clients’ time at stores: Pre-Scanning, Shop & Go, Self Check-out and Scan & Go.

	Consolidated			Food Business

(R$ million)	1Q19 Pre IFRS 16	1Q18 Pre IFRS 16	Δ	1Q19 Pre IFRS 16	1Q18 Pre IFRS 16	Δ
Gross Revenue	13,827	12,300	12.4%	13,827	12,300	12.4%
Net Revenue	12,709	11,343	12.0%	12,709	11,343	12.0%
Gross Profit	2,788	2,547	9.5%	2,788	2,547	9.5%
Gross Margin	21.9%	22.5%	-60 bps	21.9%	22.5%	-60 bps
Selling, General and Adm. Expenses	(2,215)	(2,057)	7.7%	(2,176)	(2,012)	8.1%
% of Net Revenue	17.4%	18.1%	-70 bps	17.1%	17.7%	-60 bps
EBITDA (1)	586	503	16.4%	624	548	14.0%
EBITDA Margin	4.6%	4.4%	20 bps	4.9%	4.8%	10 bps
Adjusted EBITDA(1)(2)	642	546	17.5%	680	591	15.2%
Adjusted EBITDA Margin	5.1%	4.8%	30 bps	5.4%	5.2%	20 bps
Net Financial Revenue (Expenses)	(142)	(132)	8.2%	(142)	(132)	8.2%
% of Net Revenue	1.1%	1.2%	-10 bps	1.1%	1.2%	-10 bps
Net Income - Controlling Shareholders - continuing operations	178	108	64.2%	216	153	41.7%
Net Margin- continuing operations	1.4%	1.0%	40 bps	1.7%	1.3%	40 bps
Net Income (Loss) -continuing and discontinued operations	152	150	1.3%	193	142	36.1%
Net margin-continuing and discontinued operations	1.2%	1.3%	-10 bps	1.5%	1.3%	20 bps

            (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted by Other Operating Income and Expenses.

IFRS 16

As of January 1st, 2019, GPA’s results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases, discounted at present value, for virtually all lease agreements of our stores.

The Company opted for the full retrospective adoption, as if the pronouncement had always been adopted since the start of the contracts in order to show the comparable effects for each past period. As such, operational lease expenses are replaced by depreciation expenses related to the right of use and interest expenses related to the lease liability.

To sum up, the main items affected and the respective annual amounts for 2018 are listed below:

Income Statement:

▪      EBITDA: positive effect of R$ 0,9 billion

▪      Amortization: negative impact of R$ 0,4 billion

▪      Financial Result: negative effect of R$ 0,5 billion

▪      Net income: negative impact of R$ 50 million

For a better understanding of the 1Q19 results, below is a summary of the adjustments to reconcile the effects of IFRS 16 for GPA Consolidated and GPA Food:

Consolidated	1Q19			1Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	13,827	0	13,828	12,300	0	12,300	12.4%	12.4%
Net Revenue	12,709	0	12,709	11,343	0	11,343	12.0%	12.0%
Gross Profit	2,788	8	2,796	2,547	13	2,560	9.5%	9.2%
Gross Margin	21.9%	10 bps	22.0%	22.5%	10 bps	22.6%	-60 bps	-60 bps
Selling, General and Adm. Expenses	(2,215)	205	(2,010)	(2,057)	181	(1,876)	7.7%	7.1%
% of Net Revenue	17.4%	-160 bps	15.8%	18.1%	-160 bps	16.5%	-70 bps	-70 bps
Adjusted EBITDA(1)(2)	642	233	875	546	211	757	17.5%	15.5%
Adjusted EBITDA Margin	5.1%	180 bps	6.9%	4.8%	190 bps	6.7%	30 bps	20 bps
Net Financial Revenue (Expenses)	(142)	(147)	(289)	(132)	(142)	(274)	8.2%	5.7%
% of Net Revenue	1.1%	120 bps	2.3%	1.2%	120 bps	2.4%	-10 bps	-10 bps
Net Income - Controlling Shareholders - continuing operations	178	(28)	149	108	(31)	77	64.2%	94.5%
Net Margin- continuing operations	1.4%	-20 bps	1.2%	1.0%	-30 bps	0.7%	40 bps	50 bps
Net Income (Loss) -continuing and discontinued operations	152	3	155	150	0	150	1.3%	3.4%
Net margin-continuing and discontinued operations	1.2%	0 bps	1.2%	1.3%	0 bps	1.3%	-10 bps	-10 bps

Food Business	1Q19			1Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Net Revenue	12,709	0	12,709	11,343	0	11,343	12.0%	12.0%
Gross Profit	2,788	8	2,796	2,547	13	2,560	9.5%	9.2%
Gross Margin	21.9%	10 bps	22.0%	22.5%	10 bps	22.6%	-60 bps	-60 bps
Selling, General and Adm. Expenses	(2,176)	206	(1,970)	(2,012)	184	(1,828)	8.1%	7.7%
% of Net Revenue	17.1%	-160 bps	15.5%	17.7%	-160 bps	16.1%	-60 bps	-60 bps
Adjusted EBITDA(1)(2)	680	234	915	591	214	804	15.2%	13.7%
Adjusted EBITDA Margin	5.4%	180 bps	7.2%	5.2%	190 bps	7.1%	20 bps	10 bps
Net Financial Revenue (Expenses)	(142)	(147)	(289)	(132)	(142)	(274)	8.2%	5.7%
% of Net Revenue	1.1%	120 bps	2.3%	1.2%	120 bps	2.4%	-10 bps	-10 bps
Net Income - Controlling Shareholders - continuing operations	216	(27)	189	153	(29)	124	41.7%	52.8%
Net Margin- continuing operations	1.7%	-20 bps	1.5%	1.3%	-20 bps	1.1%	40 bps	40 bps
Net Income (Loss) -continuing and discontinued operations	193	(27)	166	142	(29)	113	36.1%	46.9%
Net margin-continuing and discontinued operations	1.5%	-20 bps	1.3%	1.3%	-30 bps	1.0%	20 bps	30 bps

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted by Other Operating Income and Expenses.

“For another quarter, we have made important advances in all formats of the food business, as a result of our assertive multi-channel, multi-format and multi-region strategy. Assaí presented an exceptional sales performance and profitability while Multivarejo continued with consistent results. We maintained the initiatives of portfolio adjustments with retrofits and conversions of stores, progressed sequentially in private label brands and advanced in the projects of digital transformation in the Group, with the expansion of the performance of James delivery and other initiatives in store.”

Peter Estermann, Chief Executive Officer of GPA

OPERATING PERFORMANCE BY BUSINESS

Assaí

	1Q19			1Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	6,907	0	6,907	5,499	0	5,499	25.6%	25.6%
Net Revenue	6,327	0	6,327	5,058	0	5,058	25.1%	25.1%
Gross Profit	969	2	970	777	2	779	24.6%	24.6%
Gross Margin	15.3%	0 bps	15.3%	15.4%	0 bps	15.4%	-10 bps	-10 bps
Selling, General and Adm. Expenses	(643)	45	(598)	(538)	37	(501)	19.6%	19.5%
% of Net Revenue	10.2%	-70 bps	9.5%	10.6%	-70 bps	9.9%	-40 bps	-40 bps
EBITDA (1)	328	50	378	242	44	286	35.7%	32.3%
EBITDA Margin	5.2%	80 bps	6.0%	4.8%	80 bps	5.6%	40 bps	40 bps
Adjusted EBITDA(1)(3)	329	50	378	244	44	288	34.7%	31.4%
Adjusted EBITDA Margin	5.2%	80 bps	6.0%	4.8%	90 bps	5.7%	40 bps	30 bps
Net Financial Revenue (Expenses)	(13)	(34)	(47)	(10)	(30)	(40)	27.4%	17.9%
% of Net Revenue	0.2%	60 bps	0.8%	0.2%	60 bps	0.8%	0 bps	0 bps
Net Income - Controlling Shareholders - continuing operations	165	(6)	158	115	(6)	109	42.6%	44.6%
Net Margin- continuing operations	2.6%	-10 bps	2.5%	2.3%	-10 bps	2.2%	30 bps	30 bps

(1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted by Other Operating Income and Expenses.

Gross sales revenue totaled R$6.9 billion, speeding up the growth pace to 25.6%, reflecting the accelerated maturation of stores opened in 2018 and the strong same-store growth of 10.7%. Market share increased 230 bps and customer traffic registered a significant 14.8% growth.  The quarterly highlights also include:

▪        Conversion of hypermarket to Assaí: one more store converted (Sezefredo), totaling 145 Assaí stores. Around 20 stores will be opened in the year;

▪        More than 100,000 Passaí cards issued in the quarter. Presently, Assaí has more than 720,000 cards, with total penetration of more than 5% of sales.

Gross profit grew 24.6%, with gross margin of 15.3%, remaining at the same level as in 1Q18 despite the acceleration in sales growth, reflecting an appropriate level of commercial competitiveness. Implementation of IFRS 16 did not affect gross margin in the quarter.

Selling, general and administrative expenses amounted to R$598 million, corresponding to 9.5% of sales. The significant 40 bps dilution mainly stems from the strong sales growth combined with the rigorous control of expenses, despite the pre-operational expenses incurred at the stores under construction as part of the expansion plan. The adoption of IFRS 16 had no influence over the dilution of expenses in the quarter.

Adjusted EBITDA rose 31.4%, with EBITDA margin of 6.0% (+30 bps). Implementation of IFRS 16 affected EBITDA margin expansion by -10 bps. The evolution of profitability is in line with the guidance for the year.

Net income totaled R$158 million, significant growth of 44.6%, with margin of 2.5% (+30 bps). Implementation of IFRS 16 did not affect net margin expansion in the quarter.

Multivarejo

	1Q19			1Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	6,921	0	6,921	6,801	0	6,801	1.8%	1.8%
Net Revenue	6,382	0	6,382	6,285	0	6,285	1.5%	1.5%
Gross Profit	1,819	7	1,826	1,770	11	1,781	2.8%	2.5%
Gross Margin	28.5%	10 bps	28.6%	28.2%	10 bps	28.3%	30 bps	30 bps
Selling, General and Adm. Expenses	(1,532)	161	(1,371)	(1,474)	146	(1,328)	3.9%	3.3%
% of Net Revenue	24.0%	-250 bps	21.5%	23.5%	-240 bps	21.1%	50 bps	40 bps
EBITDA (1)	297	189	486	306	171	477	-3.1%	1.9%
EBITDA Margin	4.6%	300 bps	7.6%	4.9%	270 bps	7.6%	-30 bps	0 bps
Adjusted EBITDA(1)(2)	352	184	536	347	170	516	1.5%	3.9%
Adjusted EBITDA Margin	5.5%	290 bps	8.4%	5.5%	270 bps	8.2%	0 bps	20 bps
Net Financial Revenue (Expenses)	(129)	(113)	(242)	(121)	(112)	(233)	6.6%	3.6%
% of Net Revenue	2.0%	180 bps	3.8%	1.9%	180 bps	3.7%	10 bps	10 bps
Net Income - Controlling Shareholders - continuing operations	52	(21)	31	37	(23)	14	38.9%	115.3%
Net Margin- continuing operations	0.8%	-30 bps	0.5%	0.6%	-40 bps	0.2%	20 bps	30 bps

(1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted by Other Operating Income and Expenses.

Gross sales revenue totaled R$6.9 billion in the period, up 1.8% from 1Q18, despite the unfavorable calendar caused by Easter falling in the second quarter. Same-store growth has remained at around mid-single digits since 1Q18, reaching 4.8% in 1Q19. The period highlights were:

▪        Market share gains in all banners;

▪        Strong growth in food e-commerce sales, consolidating the leadership of the segment;

▪        Continuation of initiatives related to the optimization of store portfolio: renovation and conversion of stores, which boosted performance at Pão de Açúcar and Extra Supermarkets;

▪        Penetration of Private-Label Brands rose to approximately 12% of sales;

▪        Consistent progress in digital transformation initiatives

Gross profit totaled R$1.8 billion, with gross margin of 28.6%. Gross margin was higher than in the previous year due to the Easter effect and reflects the level of competitiveness the Company believes is adequate for each Multivarejo banner. Implementation of IFRS 16 did not affect gross margin in the quarter.

Selling, general and administrative expenses totaled R$1.4 billion, up 3.3%, mainly driven by the increase, significantly below inflation, of personnel and store operation expenses. Selling, general and administrative expenses corresponded to 21.5% of sales, an increase of 40 bps from 1Q18. Implementation of IFRS 16 affected the dilution of expenses in the quarter by -10 bps.

Adjusted EBITDA came to R$536 million, with margin of 8.4%.  Implementation of IFRS improved adjusted EBITDA margin by +20 bps. Without the application of IFRS 16, adjusted EBITDA remained at the 1Q18 level (+5.5%) despite the absence of seasonal effect (Easter) in the quarter, demonstrating consistent performance and control over operating expenses.

Net income grew 115.3% to R$31 million, with margin of 0.5% (+30 bps). Implementation of IFRS 16 contributed +10 bps to net margin expansion in the quarter.

Digital Transformation and e-commerce:

Focus on offering customers increasingly customized solutions through innovation and the omnichannel strategy in order to ensure a better shopping experience.

●       Maintenance of leadership in food e-commerce operation:

○       Pão de Açúcar Adega, the multichannel digital platform with nationwide coverage launched in 4Q18, enabled us to double online sales in the wine category in the quarter;

○       The Click&Collect and Express operations posted a strong 32% growth in the quarter, already being offered at 76 stores under the Pão de Açúcar and Extra banners.

●       James Delivery: launch of the operations in São Paulo in April and expansion to 10 more cities until the end of 2019;

●       My Discount: More than 8.3 million downloads, up 70%, with strong increase in penetration in loyalty programs;

●       Cheftime: Rollout of the partnership in 28 more stores, in addition to e-commerce sales. Estimate to reach more than 100 stores in 2Q19;

●       Partnership with Get Ninjas and other initiatives to optimize customers’ time at stores: Launch of pilot operations of Pre-scanning, Shop & Go, Self Check-out, as well as the possibility of paying for purchases through the app (Scan & Go);

OTHER INCOME AND EXPENSES

In the quarter, Other Income and Expenses amounted to an expense of R$51 million, mainly related to restructuring expenses and asset write-offs, chiefly stemming from the review of the store portfolio, in addition to expenses related to tax contingencies in connection with previous periods (2001 to 2008).

FINANCIAL RESULT

	Consolidated
(R$ million)	1Q19	1Q18	Δ
Financial Revenue	36	40	-10.0%
Financial Expenses	(178)	(172)	3.5%
Cost of Debt	(96)	(98)	-2.0%
Cost of Receivables Discount	(29)	(35)	-17.1%
Contingencies adjustments and Other financial expenses	(53)	(39)	35.9%
Net Financial Revenue (Expenses) - Pre IFRS 16	(142)	(132)	7.6%
% of Net Revenue	1.1%	1.2%	-10 bps

Interest on lease liabilities	(147)	(142)	3.5%
Net Financial Revenue (Expenses) - Post IFRS 16	(289)	(274)	5.5%
% of Net Revenue	2.3%	2.4%	-10 bps

The Company’s financial result amounted to R$289 million, or 2.3% of net sales. Without the application of IFRS 16, financial result amounted to R$142 million, 1.1% of net sales, down 10 bps from 1Q18.

The main variations were:

▪        Reduction in the cost of debt: in line with the decline in the CDI interest rate, from 6.7% in 1Q18 to 6.4% in 1Q19;

▪        Lower expenses with sales of receivables: reflecting the lower interest rate and shorter term of the receivables portfolio, influenced by the higher share of Assaí;

▪        Restatement of contingencies and other expenses: remained virtually stable as a percentage of net sales revenue compared to 1Q18;

Due to the adoption of IFRS 16, the financial result now includes Interest on lease liabilities. In the quarter, a sum of R$147 million was recognized under this item, which corresponds to 1.2% of revenue (vs. 1.3% in 1Q18).

Net Income – Food

	Q1 2019			Q1 2018			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
EBITDA	624	239	864	548	215	763	14.0%	13.3%
Depreciation (Logistic)	(12)	(25)	(37)	(12)	(18)	(31)	-1.9%	19.8%
Depreciation and Amortization	(224)	(105)	(329)	(210)	(94)	(303)	6.7%	8.5%
Net Financial Revenue (Expenses)	(142)	(147)	(289)	(132)	(142)	(274)	8.2%	5.7%
Income (Loss) before Income Tax	246	(38)	208	194	(39)	154	26.9%	34.8%
Income Tax	(29)	10	(19)	(41)	11	(30)	-29.9%	-38.7%
Net Income (Loss) Company - continuing operations	217	(28)	189	153	(29)	124	42.2%	52.8%
Net income from discontinued operations	(23)	0	(23)	(11)	0	(11)	116.1%	116.1%
Net Income (Loss) Consolidated Company	194	(28)	166	142	(29)	113	36.6%	46.9%
Net Income (Loss) - Controlling Shareholders - continuing operations	216	(27)	189	153	(29)	124	41.7%	52.8%
Net Income (Loss) - Controlling Shareholders - descontinuing operations	(23)	0	(23)	(11)	0	(11)	116.1%	116.1%
Net Income (Loss) - Controlling Shareholders - Consolidated	193	(27)	166	142	(29)	113	36.1%	46.9%

In the Food segment, net income attributable to the controlling shareholders from continuing operations was R$189 million, 52.8% higher than in 1Q18, with margin of 1.5%. At Assaí, net income grew 44.6% to R$158 million, with margin of 2.5%. At Multivarejo, net income grew 115.3% to R$31 million, with net margin of 0.5%.

Earnings per Share

Consolidated net income attributable to the controlling shareholders, considering continuing and discontinued operations, came to R$152 million, with margin of 1.2%.

In 1Q19, earnings per share stood at R$0.54778 for common shares and at R$0.59771 for preferred shares.

Net Debt

The Company does not consider the adjustments resulting from IFRS 16 on debt and EBITDA in order to calculate the indicators in the following table.

(R$ million)	03.31.2019	03.31.2018

Short Term Debt	(2,288)	(1,339)
Loans and Financing	(1,221)	(834)
Debentures and Promissory Notes	(1,067)	(506)
Long Term Debt	(4,151)	(3,950)
Loans and Financing	(261)	(614)
Debentures	(3,890)	(3,336)
Total Gross Debt	(6,439)	(5,289)
Cash and Financial investments	2,359	1,701
Net Debt	(4,079)	(3,588)
EBITDA(1)	3,150	2,329
Net Debt / EBITDA(1)	-1.30x	-1.54x
On balance Credit Card Receivables not discounted	546	636
Net Debt incl. Credit Card Receivables not discounted	(3,533)	(2,952)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-1.12x	-1.27x

(1) EBITDA before IFRS 16, in the last 12 months.

Net debt adjusted for the balance of unsold receivables stood at R$3.5 billion. The Company’s financial leverage remains low and is constantly improving, with net debt/EBITDA ratio of -1.12.

Cash balance stood at R$2.4 billion and the balance of unsold receivables stood at R$546 million, for total available funds of R$2.9 billion. The Company also has R$1.8 billion in pre-approved/confirmed credit lines.

Investments

	Food Business
(R$ million)	1Q19	1Q18	Δ
New stores, land acquisition and conversions	164	87	87.6%
Store renovations and Maintenance	102	78	29.7%
Infrastructure and Others	94	68	37.5%
Non-cash Effect
Financing Assets	103	96	7.6%
Total	463	330	40.2%

Investments in the Food segment totaled R$463 million in the quarter, up 40.2% from 1Q18.

We opened one Assaí store through conversion (another 10 are under construction) and one drugstore. Moreover, 2 conversions of Mini Extra to Minuto Pão de Açúcar and 7 conversions of Extra Super to Mercado Extra stores were concluded (totaling 43 Extra Super stores converted, of which 30 became Mercado Extra and 13 Compre Bem stores).

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	03.31.2019	12.31.2018	03.31.2018	03.31.2019	12.31.2018	03.31.2018

Current Assets	36,919	40,862	34,587	10,210	11,879	8,491
Cash and Marketable Securities	2,359	4,369	1,701	2,358	4,369	1,701
Accounts Receivable	765	384	857	770	390	862
Credit Cards	487	92	594	487	90	599
Sales Vouchers and Trade Account Receivable	217	196	206	222	240	206
Allowance for Doubtful Accounts	(5)	(5)	(4)	(5)	(4)	(4)
Resulting from Commercial Agreements	66	101	61	66	64	61
Inventories	5,732	5,909	4,758	5,732	5,909	4,758
Recoverable Taxes	648	679	573	648	679	573
Noncurrent Assets for Sale	26,743	29,020	26,129	31	31	22
Prepaid Expenses and Other Accounts Receivables	672	500	569	671	501	575
Noncurrent Assets	20,753	20,424	18,516	20,773	20,440	18,547
Long-Term Assets	4,468	4,235	3,791	4,489	4,251	3,817
Accounts Receivables	60	4	42	60	4	42
Credit Cards	60	4	42	60	4	42
Recoverable Taxes	2,876	2,745	1,785	2,876	2,745	1,785
Deferred Income Tax and Social Contribution	518	488	414	518	488	414
Amounts Receivable from Related Parties	39	34	52	61	50	78
Judicial Deposits	785	776	788	785	776	788
Prepaid Expenses and Others	191	188	711	190	188	711
Investments	236	223	188	236	223	188
Property and Equipment	13,181	13,120	12,618	13,180	13,120	12,618
Intangible Assets	2,868	2,846	1,919	2,868	2,846	1,924
TOTAL ASSETS	57,672	61,284	53,103	30,982	32,318	27,039

LIABILITIES

	Consolidated			Food Businesses

	03.31.2019	12.31.2018	03.31.2018	03.31.2019	12.31.2018	03.31.2018

Current Liabilities	32,724	37,547	29,988	11,348	13,791	9,082
Suppliers	6,481	9,246	5,510	6,486	9,258	5,515
Loans and Financing	1,275	916	834	1,275	916	834
Debentures	1,067	1,068	506	1,067	1,068	506
Lease Liability	481	465	425	481	465	425
Payroll and Related Charges	694	686	664	694	686	664
Taxes and Social Contribution Payable	363	370	272	363	370	272
Dividends Proposed	164	57	78	164	57	78
Financing for Purchase of Fixed Assets	47	149	24	47	149	24
Rents	8	8	11	8	8	11
Debt with Related Parties	159	146	160	278	251	376
Advertisement	31	59	39	31	59	39
Provision for Restructuring	7	10	3	7	10	3
Advanced Revenue	213	250	125	213	250	125
Non-current Assets Held for Sale	21,500	23,875	21,131	-	-	-
Others	234	241	205	234	244	211
Long-Term Liabilities	11,268	10,493	10,686	11,267	10,493	10,686
Loans and Financing	307	313	642	307	313	642
Debentures	3,890	3,078	3,336	3,890	3,078	3,336
Lease Liability	4,386	4,458	4,260	4,386	4,458	4,260
Deferred Income Tax and Social Contribution	561	581	424	561	581	424
Tax Installments	447	471	540	447	471	540
Provision for Contingencies	1,276	1,235	1,155	1,276	1,235	1,155
Advanced Revenue	18	13	19	18	13	19
Provision for loss on investment in Associates	330	293	261	330	293	261
Others	54	49	49	53	49	49
Shareholders' Equity	13,680	13,246	12,429	8,367	8,035	7,270
Capital	6,825	6,825	6,822	5,692	5,514	5,450
Capital Reserves	426	414	379	427	414	379
Profit Reserves	3,217	3,146	2,394	2,322	2,173	1,501
Other Comprehensive Results	(73)	(66)	(60)	(73)	(66)	(60)
Minority Interest	3,285	2,927	2,893	-	-	-
TOTAL LIABILITIES	57,672	61,284	53,103	30,982	32,318	27,039

2.1 Income Statement for 1Q19 – Before IFRS 16

	Consolidated			Food Business			Multivarejo			Assaí
R$ - Million	1Q19	1Q18	Δ	1Q19	1Q18	Δ	1Q19	1Q18	Δ	1Q19	1Q18	Δ
Gross Revenue	13,827	12,300	12.4%	13,827	12,300	12.4%	6,921	6,801	1.8%	6,907	5,499	25.6%
Net Revenue	12,709	11,343	12.0%	12,709	11,343	12.0%	6,382	6,285	1.5%	6,327	5,058	25.1%
Cost of Goods Sold	(9,909)	(8,784)	12.8%	(9,908)	(8,784)	12.8%	(4,553)	(4,505)	1.1%	(5,356)	(4,279)	25.2%
Depreciation (Logistic)	(12)	(12)	-1.9%	(12)	(12)	-1.9%	(10)	(10)	-6.3%	(3)	(2)	19.4%
Gross Profit	2,788	2,547	9.5%	2,788	2,547	9.5%	1,819	1,770	2.8%	969	777	24.6%
Selling Expenses	(1,871)	(1,739)	7.6%	(1,869)	(1,739)	7.5%	(1,308)	(1,266)	3.3%	(561)	(473)	18.7%
General and Administrative Expenses	(272)	(241)	12.5%	(272)	(241)	12.5%	(190)	(179)	6.3%	(81)	(63)	30.1%
Selling, General and Adm. Expenses	(2,215)	(2,057)	7.7%	(2,176)	(2,012)	8.1%	(1,532)	(1,474)	3.9%	(643)	(538)	19.6%
Equity Income(2)	(16)	(33)	-51.9%	21	11	84.7%	21	11	84.7%	0	0	n.d.
Other Operating Revenue (Expenses)	(56)	(43)	30.8%	(56)	(43)	30.8%	(55)	(41)	36.8%	(1)	(2)	-70.1%
Depreciation and Amortization	(224)	(210)	6.7%	(224)	(210)	6.7%	(156)	(155)	0.8%	(67)	(55)	23.3%
Earnings before interest and Taxes - EBIT	350	281	24.5%	388	325	19.3%	131	141	-7.2%	258	185	39.6%
Financial Revenue	36	40	-11.3%	36	40	-11.4%	24	32	-24.1%	11	8	38.0%
Financial Expenses	(178)	(172)	3.6%	(178)	(172)	3.6%	(154)	(153)	0.2%	(25)	(19)	32.1%
Net Financial Result	(142)	(132)	8.2%	(142)	(132)	8.2%	(129)	(121)	6.6%	(13)	(10)	27.4%
Income (Loss) Before Income Tax	207	149	38.8%	246	194	26.9%	1	19	-93.5%	245	174	40.3%
Income Tax	(29)	(41)	-29.9%	(29)	(41)	-29.9%	51	18	187.9%	(80)	(59)	35.9%
Net Income (Loss) Company - continuing operations	178	108	64.9%	217	153	42.2%	52	37	40.9%	165	115	42.6%
Net Result from discontinued operations	(15)	117	n.d.	(23)	(11)	116.1%	(23)	(11)	116.1%	0	0	n.d.
Net Income (Loss) - Consolidated Company	164	226	-27.4%	194	142	36.6%	30	27	10.9%	165	115	42.6%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	178	108	64.2%	216	153	41.7%	52	37	38.9%	165	115	42.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(26)	42	n.d.	(23)	(11)	116.1%	(23)	(11)	116.1%	0	0	n.d.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	152	150	1.3%	193	142	36.1%	30	27	10.9%	165	115	42.6%
Minority Interest - Non-controlling - continuing operations	0	0	n.d.	0	0	n.d.	0	0	n.d.	0	0	n.d.
Minority Interest - Non-controlling - discontinued operations	11	76	-85.3%	0	0	n.d.	0	0	n.d.	0	0	n.d.
Minority Interest - Non-controlling - Consolidated	11	76	-85.3%	0	0	n.d.	0	0	n.d.	0	0	n.d.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	586	503	16.4%	624	548	14.0%	297	306	-3.1%	328	242	35.7%
Adjusted EBITDA (4)	642	546	17.5%	680	591	15.2%	352	347	1.5%	329	244	34.7%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	1Q19	1Q18	1Q19	1Q18	1Q19	1Q18	1Q19	1Q18
Gross Profit	21.9%	22.5%	21.9%	22.5%	28.5%	28.2%	15.3%	15.4%
Selling Expenses	14.7%	15.3%	14.7%	15.3%	20.5%	20.1%	8.9%	9.3%
General and Administrative Expenses	2.1%	2.1%	2.1%	2.1%	3.0%	2.8%	1.3%	1.2%
Selling, General and Adm. Expenses	17.4%	18.1%	17.1%	17.7%	24.0%	23.5%	10.2%	10.6%
Equity Income(2)	0.1%	0.3%	0.2%	0.1%	0.3%	0.2%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.4%	0.4%	0.4%	0.4%	0.9%	0.6%	0.0%	0.0%
Depreciation and Amortization	1.8%	1.8%	1.8%	1.8%	2.5%	2.5%	1.1%	1.1%
EBIT	2.8%	2.5%	3.1%	2.9%	2.0%	2.2%	4.1%	3.7%
Net Financial Revenue (Expenses)	1.1%	1.2%	1.1%	1.2%	2.0%	1.9%	0.2%	0.2%
Income Before Income Tax	1.6%	1.3%	1.9%	1.7%	0.0%	0.3%	3.9%	3.4%
Income Tax	0.2%	0.4%	0.2%	0.4%	0.8%	0.3%	1.3%	1.2%
Net Income (Loss) Company - continuing operations	1.4%	1.0%	1.7%	1.3%	0.8%	0.6%	2.6%	2.3%
Net Income (Loss) - Consolidated Company	1.3%	2.0%	1.5%	1.3%	0.5%	0.4%	2.6%	2.3%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.4%	1.0%	1.7%	1.3%	0.8%	0.6%	2.6%	2.3%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.2%	1.3%	1.5%	1.3%	0.5%	0.4%	2.6%	2.3%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.1%	0.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	4.6%	4.4%	4.9%	4.8%	4.6%	4.9%	5.2%	4.8%
Adjusted EBITDA (4)	5.1%	4.8%	5.4%	5.2%	5.5%	5.5%	5.2%	4.8%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted by Other Operating Income and Expenses.

2.1 Income Statement for 1Q19 – After IFRS 16

	Consolidated			Food Business			Multivarejo			Assaí
R$ - Million	1Q19	1Q18	Δ	1Q19	1Q18	Δ	1Q19	1Q18	Δ	1Q19	1Q18	Δ
Gross Revenue	13,828	12,300	12.4%	13,827	12,300	12.4%	6,921	6,801	1.8%	6,907	5,499	25.6%
Net Revenue	12,709	11,343	12.0%	12,709	11,343	12.0%	6,382	6,285	1.5%	6,327	5,058	25.1%
Cost of Goods Sold	(9,876)	(8,752)	12.8%	(9,875)	(8,752)	12.8%	(4,524)	(4,481)	1.0%	(5,351)	(4,272)	25.3%
Depreciation (Logistic)	(37)	(31)	19.8%	(37)	(31)	19.8%	(32)	(24)	32.8%	(5)	(7)	-24.1%
Gross Profit	2,796	2,560	9.2%	2,796	2,560	9.2%	1,826	1,781	2.5%	970	779	24.6%
Selling Expenses	(1,672)	(1,559)	7.3%	(1,670)	(1,559)	7.2%	(1,153)	(1,122)	2.8%	(517)	(436)	18.5%
General and Administrative Expenses	(269)	(239)	12.5%	(269)	(239)	12.5%	(189)	(178)	6.3%	(80)	(62)	30.1%
Selling, General and Adm. Expenses	(2,010)	(1,876)	7.1%	(1,970)	(1,828)	7.7%	(1,371)	(1,328)	3.3%	(598)	(501)	19.5%
Equity Income(2)	(17)	(36)	-51.4%	21	11	84.7%	21	11	84.7%	0	0	n.d.
Other Operating Revenue (Expenses)	(51)	(42)	22.2%	(51)	(42)	22.2%	(50)	(39)	27.8%	(1)	(2)	-70.1%
Depreciation and Amortization	(329)	(303)	8.5%	(329)	(303)	8.5%	(239)	(231)	3.8%	(90)	(73)	23.2%
Earnings before interest and Taxes - EBIT	457	381	20.1%	497	428	16.2%	215	223	-3.4%	283	206	37.4%
Financial Revenue	36	40	-11.1%	36	40	-11.1%	24	32	-23.7%	11	8	38.0%
Financial Expenses	(325)	(314)	3.6%	(325)	(314)	3.6%	(266)	(266)	0.3%	(59)	(49)	21.3%
Net Financial Result	(289)	(274)	5.7%	(289)	(274)	5.7%	(242)	(233)	3.6%	(47)	(40)	17.9%
Income (Loss) Before Income Tax	168	107	56.7%	208	154	34.8%	(27)	(11)	146.9%	235	165	42.2%
Income Tax	(19)	(30)	-38.7%	(19)	(30)	-38.7%	58	25	128.9%	(77)	(56)	37.5%
Net Income (Loss) Company - continuing operations	149	77	94.5%	189	124	52.8%	31	14	115.3%	158	109	44.6%
Net Result from discontinued operations	70	190	-63.3%	(23)	(11)	116.1%	(23)	(11)	116.1%	0	0	n.d.
Net Income (Loss) - Consolidated Company	219	266	-17.9%	166	113	46.9%	8	4	113.1%	158	109	44.6%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	149	77	94.5%	189	124	52.8%	31	14	115.3%	158	109	44.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	6	73	-92.4%	(23)	(11)	116.1%	(23)	(11)	116.1%	0	0	n.d.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	155	150	3.4%	166	113	46.9%	8	4	113.2%	158	109	44.6%
Minority Interest - Non-controlling - continuing operations	0	0	n.d.	0	0	n.d.	0	0	n.d.	0	0	n.d.
Minority Interest - Non-controlling - discontinued operations	64	117	-45.1%	0	0	n.d.	0	0	n.d.	0	0	n.d.
Minority Interest - Non-controlling - Consolidated	64	117	-45.2%	0	0	n.d.	0	0	n.d.	0	0	n.d.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	824	715	15.1%	864	763	13.3%	486	477	1.9%	378	286	32.3%
Adjusted EBITDA (4)	875	757	15.5%	915	804	13.7%	536	516	3.9%	378	288	31.4%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	1Q19	1Q18	1Q19	1Q18	1Q19	1Q18	1Q19	1Q18
Gross Profit	22.0%	22.6%	22.0%	22.6%	28.6%	28.3%	15.3%	15.4%
Selling Expenses	13.2%	13.7%	13.1%	13.7%	18.1%	17.9%	8.2%	8.6%
General and Administrative Expenses	2.1%	2.1%	2.1%	2.1%	3.0%	2.8%	1.3%	1.2%
Selling, General and Adm. Expenses	15.8%	16.5%	15.5%	16.1%	21.5%	21.1%	9.5%	9.9%
Equity Income(2)	0.1%	0.3%	0.2%	0.1%	0.3%	0.2%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.4%	0.4%	0.4%	0.4%	0.8%	0.6%	0.0%	0.0%
Depreciation and Amortization	2.6%	2.7%	2.6%	2.7%	3.8%	3.7%	1.4%	1.4%
EBIT	3.6%	3.4%	3.9%	3.8%	3.4%	3.5%	4.5%	4.1%
Net Financial Revenue (Expenses)	2.3%	2.4%	2.3%	2.4%	3.8%	3.7%	0.8%	0.8%
Income Before Income Tax	1.3%	0.9%	1.6%	1.4%	0.4%	0.2%	3.7%	3.3%
Income Tax	0.1%	0.3%	0.1%	0.3%	0.9%	0.4%	1.2%	1.1%
Net Income (Loss) Company - continuing operations	1.2%	0.7%	1.5%	1.1%	0.5%	0.2%	2.5%	2.2%
Net Income (Loss) - Consolidated Company	1.7%	2.3%	1.3%	1.0%	0.1%	0.1%	2.5%	2.2%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.2%	0.7%	1.5%	1.1%	0.5%	0.2%	2.5%	2.2%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.2%	1.3%	1.3%	1.0%	0.1%	0.1%	2.5%	2.2%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.5%	1.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	6.5%	6.3%	6.8%	6.7%	7.6%	7.6%	6.0%	5.6%
Adjusted EBITDA (4)	6.9%	6.7%	7.2%	7.1%	8.4%	8.2%	6.0%	5.7%

 (1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted by Other Operating Income and Expenses.

3. Cash Flow - Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW

	Consolidated
(R$ million)	03.31.2019	03.31.2018

Net Income (Loss) for the period	219	267
Deferred income tax	(1)	32
Loss (gain) on disposal of fixed and intangible assets	74	17
Depreciation and amortization	365	334
Interests and exchange variation	445	451
Equity Income	7	30
Provision for contingencies	68	202
Provision for disposals and impairment of property and equipment	1	-
Share-Based Compensation	15	7
Allowance for doubtful accounts	123	177
Provision for obsolescence/breakage	(13)	(19)
Deferred revenue	(122)	(103)
Eventual expenses	(47)	(3)

Asset (Increase) decreases
Accounts receivable	(725)	(1,131)
Inventories	268	(914)
Taxes recoverable	(34)	(141)
Dividends received	12	-
Other Assets	(250)	(416)
Related parties	4	(15)
Restricted deposits for legal proceeding	-	(75)

Liability (Increase) decrease
Suppliers	(4,667)	(3,313)
Payroll and charges	(86)	14
Taxes and Social contributions payable	19	(66)
Other Accounts Payable	(5)	74
Contingencies	(189)	(153)
Deferred revenue	3	4
Taxes and Social contributions paid	(92)	(133)

Net cash generated from (used) in operating activities	(4,608)	(4,873)
	-	-
Acquisition of property and equipment	(495)	(356)
Increase Intangible assets	(120)	(80)
Sales of property and equipment	-	9
Net cash flow investment activities	(615)	(427)
	-	-
Cash flow from financing activities	-	-
Funding and refinancing	2,734	2,633
Payments of loans and financing	(1,776)	(1,864)
Acquisition of society	(19)	-
Transactions with minorities	396	-
Intercompany loans	(537)	(515)
Net cash generated from (used) in financing activities	798	254
	-	-
Increase (decrease) in cash and cash equivalents	(4,425)	(5,046)
	-	-
Cash and cash equivalents at the beginning of the year	8,080	7,351
Cash and cash equivalents at the end of the year	3,655	2,305
Change in cash and cash equivalents	(4,425)	(5,046)

3.1. Simplified Cash Flow Statement – Consolidated (including Via Varejo)

	Consolidated
(R$ million)	1Q19	1Q18

Cash Balance at Beginning of Exercise	8,080	7,351

Cash Flow from Operating Activities	(4,608)	(4,873)
EBITDA	1,270	1,220
Cost of Sale of Receivables	(174)	(176)
Working Capital	(5,124)	(5,358)
Assets and Liabilities Variation	(579)	(559)
Cash Flow from Investment Activities	(615)	(427)
Net Investment	(615)	(427)

Change on net cash after investments	(5,223)	(5,300)

Cash Flow from Financing Activities	798	254
Dividends Payments and Others	-	-
Net Payments	798	254

Change on Net Cash	(4,425)	(5,046)

Cash Balance at End of Exercise	3,655	2,305

Cash includes "Assets held for sale and op. Discontinued"	1,296	604

Cash t as balance sheet (excluding Via Varejo)	2,359	1,701

4. Breakdown of Sales by Business

	Breakdown of Gross Sales by Business
(R$ million)	1Q19%		1Q18%		Δ
Multivarejo	6,922	50.1%	6,801	55.3%	1.8%
Pão de Açúcar	1,778	12.9%	1,753	14.3%	1.4%
Extra (1)	4,155	30.0%	4,151	33.8%	0.1%
Convenience Stores (2)	290	2.1%	264	2.1%	9.8%
Other Businesses (3)	699	5.1%	632	5.1%	10.7%
Cash & Carry	6,907	49.9%	5,499	44.7%	25.6%
Assaí	6,907	49.9%	5,499	44.7%	25.6%
Food Business	13,829	100.0%	12,300	100.0%	12.4%

	Breakdown of Net Sales by Business
(R$ million)	1Q19%		1Q18%		Δ
Multivarejo	6,382	50.2%	6,285	55.4%	1.5%
Pão de Açúcar	1,636	12.9%	1,614	14.2%	1.4%
Extra (1)	3,787	29.8%	3,805	33.5%	-0.5%
Convenience Stores (2)	272	2.1%	246	2.2%	10.5%
Other Businesses (3)	687	5.4%	621	5.5%	10.6%
Cash & Carry	6,327	49.8%	5,058	44.6%	25.1%
Assaí	6,327	49.8%	5,058	44.6%	25.1%
Food Business	12,709	100.0%	11,343	100.0%	12.0%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes Minimercado Extra and Minuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

5. Breakdown of Sales (% of Net Sales)

SALES BREAKDOWN (% of Net Sales)

	Food Business
	1Q19	1Q18

Cash	49.1%	49.9%
Credit Card	40.0%	39.2%
Food Voucher	10.9%	10.9%

6. Store Portfolio Changes by Banner

1Q19 Results Conference Call and Webcast

Thursday, May 9, 2019
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3181-8565

Conference call in English (simultaneous translation)
+1 (412) 717-9224 or +1 (844) 763-8274

Webcast: http://www.gpari.com.br

Replay
+55 11 3193-1012
Access code for audio in Portuguese: 1932275#
Access code for audio in English: 1779586#

http://www.gpari.com.br

Investor Relations Contacts

GPA Telephone: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Ponto Frio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release related to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, the general economic performance of Brazil, industry and international markets, and hence are subject to change.

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company.

Food
Multivarejo
multivarejo
Cash and Carry
ASSAÍ
ATACADISTA
Supermarkets
extra
Pão de Açúcar
COMPRE BEM
MERCADO extra
Hypermarkets
extra
hiper
Proximity
minuto
mini
Other Business
posto extra
drogaria extra
mini mercado
cheftime
James
Pão de Açúcar
GPA Malls
GPA Malls
Cash and Carry
ASSAÍ
ATACADISTA

Discontinued Operations: Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Diluted earnings per share are calculated as follows:

●       Numerator: profit in the year adjusted by dilutive effects of stock options granted by subsidiaries.

●       Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be repurchased in the market, if applicable.

Equity instruments that must or can be settled with the shares of the Company and its subsidiaries are only included in the calculation when the settlement has a dilutive impact on earnings per share.

Compre Bem: Project involving the conversion of stores in order to enter a market niche currently occupied by regional supermarkets. The store model is better adapted to the needs of consumers in the regions where the stores are located. The service and assortment of the perishables category will be reinforced, while other categories will have a leaner assortment. Compre Bem is managed independently from the Extra Super banner, with the focus on streamlining operating costs, especially logistics and IT.

Mercado Extra: Project aims to renovate Extra Super by reinforcing the quality of perishables and customer service, with the focus on the B and C income groups. There will be no change in the operating model of the stores, which will continue to be managed under the Extra banner.

James Delivery (last miler): Multiservice platform for ordering and delivering in minutes of diverse products selected by our customers, including restaurants and integration with our supermarkets and drugstores.

Cheftime: pioneering startup in the Foodtech segment, offering online subscription services and sales of gastronomic kits.

Same-store growth: Same-store growth, as mentioned in this document, is adjusted by the calendar effect in each period.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 8, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.